SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of DECEMBER, 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





 RYANAIR WELCOMES EU COMMISSION INVESTIGATION AND IS CONFIDENT IT WILL CONFIRM
   THE SUCCESSFUL PARTNERSHIP BETWEEN BRUSSELS CHARLEROI AIRPORT AND RYANAIR

RYANAIR LAUNCHES 200,000 BRUSSELS CHARLEROI SEAT SALE FROM EUR9.99

Ryanair welcomes any investigation by the EU Commission into our successful low fares operation at Brussels Charleroi Airport. In response to the Commission's statement this afternoon we wish to highlight the following points;

 1. The arrangements between Ryanair and Brussels Charleroi Airport comply with the principle of the private investor in a market economy. Brussels Charleroi successfully secured the three base aircraft, over 100 direct Ryanair jobs, and 1.5 million passengers per annum in head to head competition with three other competing base airports.

 2. Ryanair and Brussels Charleroi both agreed that these arrangements would be non exclusive, in so far as they are also on offer to any other airline that wishes to invest on a like for like basis (i.e. base aircraft, create jobs, offer low fares, launch new routes and guarantee passenger volumes) as Ryanair has in Brussels Charleroi and the Walloon Region.

 3. The dramatic success of the tourism partnership between Brussels Charleroi and Ryanair has resulted in over 1.5 million passengers per annum on Ryanair's 10 routes to/from Brussels Charleroi Airport. These consumers are saving over EUR150m over the high fares being charged by other European airlines. The support of the travelling public for the Ryanair - Brussels Charleroi partnership is a clear and unambiguous statement of "consumer wishes" which the Commission cannot ignore.


Lastly Ryanair welcomes the Commission's statement that it wishes to ensure a level playing field. This is particularly timely in light of last week's discriminatory proposal to impose compensation penalties on airlines without imposing them on other competing forms of transport such as ferries, trains and the bus operators. We hope that the Commission will now alter these proposals, as it stresses in its own statement "to ensure a level playing field".

Ryanair will continue to fight for low fares all over Europe.

We are delighted to have this opportunity to highlight our low fares services to /from Brussels Charleroi. To re-enforce our commitment to low fares, we are offering an amazing 200,000 seats to/from Brussels Charleroi, from just EUR9.99 including tax* to ten destinations all over Europe. Ryanair will be seeking an early meeting with the Commission to fully address any queries the Commission may have so that we can continue the successful development of low fare air transport all over Europe.

*Bookings can be made until midnight Thursday. Full details see www.RYANAIR.COM

Editors Note:

Brussels Charleroi was the fourth of Ryanair's six non Irish European bases. It was preceded by London Luton, London Stansted, Glasgow Prestwick and succeeded by Frankfurt Hahn and Milan Bergamo.

Ends.                         Wednesday, 11th December 2002

For further information

please contact:  Paul Fitzsimmons          Pauline McAlester
                 Ryanair                   Murray Consultants
                 Tel. +353-87-8161974      Tel. +353-1-4980300

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 December 2002

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director